UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007
Commission File Number  000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006 Appointment of Company Secretary
Brisbane, AUSTRALIA – 24 April 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm Limited announced today it has appointed Mr Peter Wetzig as Company Secretary to replace Mr Jim MacDonald who has resigned.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear – Chief Executive Officer, Metal Storm Limited – Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	603

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	603 ordinary shares to be issued on the exercise of options
+	See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 603 options at an issue price of $0.15 per share pursuant to the terms of the option

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	587,715,726 162,248,676 176,759,886	Ordinary Shares Convertible Notes Options
+	See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	18,000,938	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A
+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+	See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities
+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(If issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
+	See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 29 May 2007.
(Company secretary)

Print name:	Peter Wetzig

+	See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 7

METAL STORM LIMITED ACN 064 270 006 CEO BULLETIN
Brisbane, AUSTRALIA – 17 May 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
All,
With the AGM coming up in a little over a week, I thought it appropriate to provide a short CEO Bulletin in advance of the meeting so that those who cannot attend also get a flavour of the activities that are underway here at Metal Storm. This will be a brief CEO Bulletin, and for that I apologise. However we are focusing on the tasks at hand and, as I am sure you appreciate, our timeframes are very important as we approach the Singapore Live Fire Trials.
Singapore Live Fire Trials
In less than a week our weapons systems and munitions assemblies leave Australia for the STK Range facilities in Singapore for the most extensive firing trials ever performed by Metal Storm. Over the 6 week trial period we will be carrying out extensive live fire trials of Metal Storm modified high explosive, enhanced blast and low velocity airburst munitions, as well as comprehensive testing of the RedbackTM and 3GL prototype systems. Our engineering team has made consistent and rapid progress towards these trials, with 5 3GL prototypes being constructed as well as 2 RedbackTM prototype weapon pods. Our new facilities at Richlands, Queensland include a CNC machine shop and temporary range facilities. These facilities have allowed us to reduce engineering data analysis and modification cycles from weeks to hours, and have dramatically increased our engineering team’s ability to prove up design enhancements prior to the Singapore trials.
The Singapore Trials have two main purposes. First, the data gathered from the trials will provide a substantial step forward on the path toward commercialising the RedbackTM and 3GL products and their associated munitions. Second, the trials offer the opportunity to also prove that the prototypes meet the covenants of the Convertible Note holders before the 30 June deadline date. Based on what I have seen so far I believe that the company is well positioned to perform the trials and to meet the standards required by the covenants.
Cash Covenants
In addition to the performance covenants with the convertible note holders, we also have a cash covenant for 30 June 2007. At this stage I am confident we will meet the 30 June 2007 cash covenant requirement.
Sales and Marketing
As we progress our products toward commercialisation we are continuing to seek research and development contracts from the US Government and other agencies worldwide. It is clear that to be successful in doing this we need to refine and improve our sales and marketing activities.
To bring together the efforts of the US and Australian teams we have implemented the Salesforce.com customer relationship management system. This enables our team to collectively track opportunities as they arise, and to work together across both offices to ensure we respond more rapidly and accurately to the tasks necessary to win. Whilst CRM systems normally take significant time to establish, we have been able to move this system to beneficial operation in less than 4 weeks.
In the marketing arena it is clear that our current website needs work if we are to present ourselves professionally. We have engaged a company to assist us with the complete re-design of the Metal Storm website so that we can send a clear, customer focused message to our worldwide audience.

Prospects must know what they can purchase from us, why they should do so, and what steps they need to take to make this happen. These seem simple and obvious tasks for a website, but they are not ones that our current site facilitates. Complete website rebuilding takes time, and I will keep you informed of progress as we go forward.
Finally, in order to bring the cultures of the US and Australian organisations closer together we have completed the implementation of a high definition internet based videoconferencing system between the two facilities. Its performance is excellent and we have already recovered the cost of implementation through saved airfares. The high definition also allows our engineering teams to show and demonstrate technical components to each other which would otherwise be extremely difficult to explain.
The steps above may seem incongruent with the immediate demands of NOW. However, these are essential changes to improve our sales pipeline and position the company well as it moves from a research oriented business toward also being revenue focused product and solutions business.
NOW – NEXT – AFTER NEXT
The first of three stages of strategic planning was completed last week by the Metal Storm management team. The two day workshop held in Richlands office provided core strategic positioning input for a subsequent Board level strategic planning meeting late in May. Output from the Board level meeting will feed into a more detailed strategic planning and implementation planning process which will be executed in June & July. I am pleased to say that so far that the strategies of the past year continue to be a core component of the future of Metal Storm as we continue to build our products and expertise in the 40mm space.
US Contracts
Our existing contracts continue to be progressed in line with expectations and we will report material developments on these contracts as and when they are made.
A Final Note
As I was typing this one of my engineering team came into my office and handed me a 3GL grenade launcher prototype mounted to a specially designed Metal Storm shoulder stock that has just come from the fabricator. To me it appears light, practical and impressive. We are indeed making good progress.
Lee Finniear
17th May, 2007
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear – Chief Executive Officer, Metal Storm Limited – Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
About Electro Optic Systems Limited
EOS is a public company, specialising in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defence markets.
The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq. The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.
About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management. Through its subsidiary, Advanced Material Engineering Pte Ltd, ST Kinetics also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components. It also provides consultancy, design and engineering services for homeland security solutions.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006 Appointment of Managing Director
Brisbane, AUSTRALIA – 24 May 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm Limited announced today that it had appointed Dr Lee Finniear, CEO, as Managing Director of the company.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear – Chief Executive Officer, Metal Storm Limited – Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

®	METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM LIMITED – RESOLUTIONS PASSED AT
ANNUAL GENERAL MEETING
BRISBANE, AUSTRALIA — 25 May 2007 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX) announces the resolutions passed at the company’s Annual General Meeting, held in Brisbane today.
Ordinary Business

2a.	That Dr PD Jonson, who retires by rotation in accordance with Rule 16.1 of the Company’s constitution and, being eligible, be elected as a director of the Company.
Proxies to vote for 217,030,962
Proxies to vote against 279,281
Proxies to abstain 230,236
Proxies to vote at the proxy’s discretion 3,442,821.
This resolution was decided by a show of hands

2b	That Mr JR Nicholls, who was appointed since the last Annual general Meeting of Members and retires in accordance with Rule 13.2 of the Company’s constitution and, be elected as a director of the Company.
Proxies to vote for 216,908,451
Proxies to vote against 305,023
Proxies to abstain 322,443
Proxies to vote at the proxy’s discretion 3,447,383.
This resolution was decided by a show of hands.
3.	Remuneration Report

That the section of the Directors’ Report in the 2006 annual report dealing with the remuneration of the Company’s Directors and senior executives described as “Remuneration Report” be adopted
Proxies to vote for 216,221,001
Proxies to vote against 921,294
Proxies to abstain 484,346
Proxies to vote at the proxy’s discretion 3,356,659.
This resolution was passed on a show of hands.
4.	Apointment of Auditors

That, subject to, and with effect from, the resignation of the Company’s current auditor, Ernst & Young, taking effect under section 329 (8) of the Corporations Act, PriceWaterhouseCoopers, having been duly nominated by a member of the Company and having consented in writing, be appointed as the auditor of the Company.
Proxies to vote for 217,240,010
Proxies to vote against 64,681
Proxies to abstain 243,226
Proxies to vote at the proxy’s discretion 3,435,383.
This resolution was passed on a show of hands.
Ends
Company Contact:
Australia & USA
Dr Lee Finniear – Chief Executive Officer, Metal Storm Limited – Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

®	METAL STORM LIMITED
A.C.N. 064 270 006

CHIEF EXECUTIVE OFFICER’S ADDRESS ANNUAL GENERAL MEETING

25 MAY 2007
Ladies and Gentlemen,
The theme for my presentation is “Delivering the Real Thing”. Today, this is what managing Metal Storm is all about.
Metal Storm technology is a revolution in the design of weapons. Yet, as with many revolutionary ideas, it takes time for people to trust and adopt them. On Wednesday a shareholder relayed to me the story of Samuel Colt, who acquired the patent on a “revolving gun” in 1836. It took many lean years and dogged determination before he finally got a deal of 1000 pistols sold to the US Government in 1847. To do this he had to demonstrate and deliver the real thing.
Metal Storm must also deliver the real thing. People think the idea is great – they have for years. But before anyone digs deep into their pockets to buy 1000 Metal Storm weapons, they want to know what they are buying will really work. Defence purchasers won’t buy it if they can’t hold, aim and fire it themselves.
So, to be successful, Metal Storm must prove it can deliver credible weapons on the battlefield. Rugged, practical, reliable weapons. As a Company we must design, build and deliver real weapons that prove beyond reasonable doubt that Metal Storm technology can be used in practical warfare.
Today I will comment on the company strategy and the fundamental changes that we have undergone. I will then give a more detailed commentary on our two branded products, RedbackTM and 3GL, also where we are with our US contracts, before closing with some insight on the direction the company is headed moving forward.

Strategy & Change
The company has realised that its strategy had to move from Technology Showcasing and IP licensing, to designing and building a practical family of Metal Storm weapons.
To do this the company itself had to change, and this transformation has been substantial.
First, the company has restructured its staffing. At the beginning of 2006 we had 24 full time staff, of which 10 were engineers, 12 were in management and administration and 2 were in sales. Now we have 25 staff, of which 17 are engineers, 5 are in management and administration and 3 are in sales. We have almost doubled our engineering capacity and have increased our sales capacity by 50%.
Second, the company has changed its facilities. At the beginning of 2006 the head office was in Central Plaza One, a smart office block in the centre of Brisbane. Now the company head office has relocated to a warehouse facility in Brisbane’s industrial belt. We have our own machine shop, electrical workshops, firing range and design offices. We can now design, machine, test fire and modify our ammunition and weapons in a cycle that lasts hours rather than weeks. The resulting increase in output has been tremendous.
Third, the company continues the process of improving operations. Net cash burn is down by 29% from the beginning of 2006. Improvements have been made to internal controls, forecasting and reporting, and a more appropriate accounting system has been implemented.
Also the company continues to ramp up its sales. In 2006 the US Office had AU$1.58 million in revenue, compared to AU$230,000 the year before. As our products mature the sales & marketing function is going to be paramount. I am in the process of re-engineering this area to ensure that as our products come on-stream, the market is ready to purchase them.
What are our products?

Redback and 3GL, and the associated munitions, are at the core of our product development efforts. We will sell these as branded Metal Storm products. They are our most important long term initiatives.
However, the progress we have made to develop Redback and 3GL will allow us to also offer a family of modular component products that can be configured to suit many military and law enforcement applications. These components include single and multi-barrel gun pods, miniaturized fire control systems and a range of 40mm ammunition. When married with our technical expertise, we are now capable of configuring component weapons systems to suit specific contract requirements. This will help us considerably in securing further contracts in the USA and elsewhere to provide short term revenue and, in the longer term, to expand our weapons sales.
This modular component product strategy is important as it means we can address a range of applications quickly and with relatively low risk. Important Metal Storm markets will include arming UAVs and UGVs, under-slung multi-shot infantry weapons, less than lethal crowd control and force protection, asset and perimeter protection and vehicle mounted selectable response weapons. We are already delivering on a range of prototype development contracts in these. In the future, when we move toward high velocity 40mm weapons the opportunities will further expand.
Redback
This video shows Redback. Redback has been developed in collaboration with Electro Optic Systems (EOS), and Singapore Technology Kinetics (STK). It is a 4 barrel Metal Storm weapons pod, integrated to an EOS gimbal and mount, and an EOS targeting and firing system. Together with Metal Storm modified STK 40mm HE and Airburst ammunition it forms a fully functional remotely operated weapons system.
This video shows the targeting and automatic tracking capability of Redback – note how it can track this vehicle automatically, either in visible light or at night using its infra red camera.
The terminal effect of Redback warheads can be dramatic – this video shows the impact of multiple simultaneous 40mm airburst warheads of the type used with Redback.

When integrated, the Redback system can rapidly target a number of threats and deliver multiple 40mm warheads to each – the short spacing between projectiles can clearly be seen. This demonstration video shows the use of inert rounds, we will shortly be testing this capability with HE and Airburst rounds.
This characteristic is important when attempting to target fast moving objects such as Rocket Propelled Grenades (RPGs). Being able to place multiple airburst warheads, close together at a specific point in space and time, exploding simultaneously, would create a shaped, controllable “kill envelope” within which the target would be incapacitated.
Redback is a sophisticated weapon. Shown here is the integrated fire control system within the pod. Also shown here is a microprocessor at the end of the muzzle which detects when a round has left the barrel, permitting another round to then be fired.
Two Redback weapons pods are currently in transit to Singapore for extensive test firing. Once this is complete our next step is to commence live fire demonstrations in the USA.
Redback will initially be sold as a Remotely Operated Weapons System (ROWS). [We will continue further work and testing with our partners EOS and STK, to develop and release a second version with Anti-RPG capabilities With this capability, Redback would present a compelling acquisition, providing a multi-role system with defensive anti-RPG, offensive ROWS and a selective munitions (multi-barrel lethal/less than lethal) capability simultaneously available and all in the one weapon.
3GL
This is a 3GL complete with its shoulder stock. In order to bring it here the Queensland Police asked that I disable its capacity to load or fire. We have done this by removing an essential breech plug. As you can see the weapon is light, short, simple to open, load and operate and can be mounted to most current assault weapons.
This video shows how the 3GL is loaded and fired.
3GL is an impressive engineering achievement. The fire control system is now smaller than a credit card, and the barrels are an aluminum and carbon fibre composite to reduce weight.

3GL is the only under-slung 3 shot semi automatic 40mm grenade launcher that doesn’t need mechanical reload. Some other competitors are shown here. Either they are single shot, are bulky or use smaller calibers with much less terminal effect. Some designs make it impossible to fire or reload the weapon from the prone position.
3GL is a force multiplier – it would give a typical infantry unit 3 times the grenade firepower compared to the M203 without needing troops to carry large grenade launchers such as the Milkor. It can be fired from the prone position, and would allow the soldier to “walk the rounds to the target” by firing successive rounds without needing to stop and reload.
In a firefight most troops with an M203 single shot grenade launcher use one shot, then stick with their main assault weapon, simply because they don’t want to stop, reload and risk getting shot. With the 3GL they have 3 grenades at their disposal before reverting to their main assault weapon. Also in urban firefight environments the 3GL lets the soldier use the first grenade to breech a door, quickly followed by a second and third grenade to clear the room of hostile forces before entering.
With over 250,000 single shot grenade launchers in circulation, the market for 3GL is large and its competitive advantages are clear.
Ammunition
Working with Singapore Technology Kinetics (STK) Metal Storm has created a range of 40mm ammunition natures to suit various operating environments. This includes HE, Enhanced blast and Airburst.
This is a typical piece of Metal Storm ammunition. A Metal Storm tail is attached to the warhead, and the tail contains the propellant, the electronic primer and an induction coil. The gun barrel has a matching coil. The fire control system sends a specific electronic pulse to the gun coil, inducing a similar pulse into the tail coil, firing the primer and sending the warhead on its way.
In stacked projectile weapons the design of the ammunition is paramount. The tails must be strong enough to withstand the forces applied when rounds ahead of them fire, but also exhibit a range of other properties, such as the ability to flex, clip together, handle rough treatment during transport and storage, load and unload repeatedly and fire reliably even if dirty or wet.

We have several tail designs. For example, whilst most Metal Storm guns are loaded with individual rounds, the entire stack may need to be unloaded. This tail has special clips at the end which, as the round enters the breech, clips onto the round in front. This allows you to pull a stack of rounds back out. As they come back out they release. The process can be repeated over and over again.
In some operational scenarios, quick reload is essential. Our “Stick Round” design, shown here, allows us to make a stick of multiple grenades, and rapidly slot the stick into the gun. If the stick is partially fired, the soldier can clip more grenades on to the stick to quickly reload. Importantly, the stick can be easily broken apart into individual rounds, and rebuilt later as needed.
These are some of many examples of critically important engineering innovations that are being applied to move Metal Storm from a technology concept to practical weapons that soldiers can trust in battle. Terry has already acknowledged the hard work of our engineering team, and I would like to reiterate that – their skill and dedication is clear from the progress we are making
Singapore Firings
As we speak, our engineering team, and the Redback and 3GL systems are in transit to Singapore for the most extensive test firings Metal Storm has ever undertaken. With our partners Singapore Technology Kinetics and Electro Optic Systems we will be taking a significant leap forward toward our final products. In addition we will test and expect to meet the milestones for the convertible note holders before 30 June.
We will release video and details of our successes in Singapore over the coming weeks.
US Operations
While our Australian engineering team has been focusing on core R&D, Redback and 3GL, our US Operations have been winning and executing a variety of military contracts.

These contracts are important as they establish our credibility in the US Defense community. They may also lead to volume weapons purchases.
In 2006 we completed two major contracts, being the weaponization of a UAV in association with DPI Inc, and the development of a short range weapon system for the Department of Energy.
In 2007 we have several contracts ongoing which I will now outline.
The Office of Naval Research (ONR) and the Space and Naval Warfare Systems Center (SPAWAR) has contracted us to deliver a 4 barrel unattended weapons pod on a ROWS mount, deployed on a UGV for active protection. Also the contract includes Metal Storm demonstrating an anti-RPG system.
For the US Army we have two contracts underway. The first is a Phase 2 SBIR contract to demonstrate a ROWS mounted crowd control weapon with a family of less than lethal munitions.
The second contract is to enhance the capabilities of Explosive Ordnance Disposal teams that currently use UGVs to destroy the improvised explosive devices (IEDs). IEDs are responsible for most of the coalition casualties in Iraq. Currently these UGVs carry single shot weapons that fire a full bore disruptor munition. If the shot misses, or there is more than one IED, it causes significant operational difficulty. Metal Storm is adapting the existing munition to be stacked in a Metal Storm launcher so that the UGVs can have a multiple shot capability.
For a civilian company, StarChase, we have completed a Pursuit Management System that includes a launcher mounted in the front grille of a police car, and a specialized munition that carries a real time GPS Tracking unit. We have completed the design and build, and initial field trials have been successful. We are now building a number of systems to the same design as a part of the contract.
Finally, for the US Marine Corps Warfighting Laboratory we are developing a Metal Storm lightweight 18mm 4 shot under-slung mini grenade launcher using the existing Frag-12 grenade. The supply of a test launcher and 600 rounds of ammunition are included in the contract. This is a very exciting contract which is able to gain considerably from our developments with the 3GL.

The US Operation is continuing to seek new contracts and to take the existing contracts further toward volume weapon delivery.
The Way Forward
Metal Storm is committed to delivering the 3GL and Redback weapons systems and winning further weapons development and configuration contracts.
We expect that 3GL and its munitions will be certified for man firing in the second half of 2007, and be tested on an M16 by the end of the year. Further refinement through the second half of 2007 should result in limited release prototypes in early 2008 with field demonstration weapons and munitions that prospective customers can trial by mid 2008. Feedback from these trials will be incorporated into the final designs. Once firm expressions of interest and pre-orders are received, 3GL and its munitions will enter production engineering, manufacturing and final certification.
Redback enhancement will continue in the second half of 2007 with additional work on automated target detection and tracking for anti-RPG functions, and further enhancement to its munitions suite. It will then go through a similar enhancement and production process to 3GL.
Both our US team and our Australian team will be increasing the level of sales and marketing activity performed, with the intention of speeding up contract awards and warming the market in advance for the arrival. We will show our products at AUSA and Changi Air Show, in addition to arranging specific demonstration firings for interested parties.
Summary
In summary, the key messages I would like you, our shareholders, to take away with you today are:
•	Metal Storm must demonstrate real, practical weapons if it is to be successful

•	We have re-engineered the company to deliver this outcome

•	Redback and 3GL are real, practical weapons – we are well advanced with their development and we believe we will pass the milestones of the convertible note holders in June.

•	In addition we have a family of weapon system components that we can configure to arm other platforms for other purposes.

•	Our US operation continues to be successful and many of the current contracts hold the potential for volume orders in the future.
In short, Metal Storm has developed the capacity to deliver the real thing, and it is now in the business of doing so.
Thank you.

®	METAL STORM LIMITED A.C.N. 064 270 006

CHAIRMAN’S ADDRESS ANNUAL GENERAL MEETING

25 MAY 2007
Ladies & Gentlemen
First and foremost today, you will note in comparison to past AGMs our accommodation is basic. That is completely in keeping with the company’s attitude as we press hard to maximise our resources to get demanded product to market.
That is our focus; this is all we are doing.
We are resolute we must proceed in this way if our current phase of work is to be as beneficial as we expect. We are on a path which I believe is sure and straight. I would like to explain more about that today, after I deal with one important item.
Upfront, and therefore slightly away from the AGM tradition, I want to thank our staff and particularly our engineering staff for their contribution in the past 12 months. In the Chairman’s space, within the annual financial report, I have been extensive and expansive in my thanks to staff. I do that again now, but briefly, because the demands on the staff for rapid realignment have been extremely exhausting. All staff have refocused on outcomes for our 3GL and Redback products, putting aside other important, but un-fundable, projects, and accepting personal imposts which confirm their goodwill towards the company. I can only say well done, but square your shoulders, there is much more yet to be achieved. I know we can count on your generous and continued commitment.
This year 3 of our board resigned. Each of those directors served with dedication and to the Company’s benefit. My thanks to General Wayne Downing, Dan Aslpach and Bruce McComish.
I have had the Chairman’s responsibility in one form or another for more than 2 years. When I began in the role I set myself two goals:

1.	To better understand the defence industry’s attitude to Metal Storm’s technology to map out a sure and more certain path to sales of Metal Storm products ie to increase the probability of success; and
2.	To have the market understand that the real value of the Company is greater than its then, or for that matter now, assessment ie to have the share price move closer to a net present value in line with the probability of success.
Without the first, the second would always be jeopardised. Without the first, it would also always be dangerous for directors and executives to point to possible outcomes for the company unless they were heavily qualified by the issue of uncertainty, making meaningless the predicted outcome at best or charges of over-claiming where time and the ungovernable actions of others and of the Company itself could not be adequately factored into the communication. To give credence to our strategy we needed to have a greater degree of certainty about the outcome that our chosen path could deliver.
For clarification, there was, in fact, nothing wrong with the plan which the Company was using to increase its value. The strategy was well intellectualised with a sound basis. Except it wasn’t working.
There are no apologies necessary around that. This technology is unique; its locus of Australia gives it no advantages in a US centric world defence industry. It had very limited funding and so it sought to extract its real value by developing only what it must do to demonstrate its capacity. Through that demonstration it was expected that others would then see good reason to acquire Metal Storm’s capacity, at a fair price. The piece which wasn’t working was the “at a fair price”.
What we now know is this:
1)	While this technology is exciting to the defence industry in the US (that has been demonstrated by the Company’s increase in R&D contract funding flow) and elsewhere, product purchase orders were unlikely to be finalised until the buyer saw the product work, held it, fired it over and over and just generally got acquainted with its workings.

This test was much more rigorously sought for Metal Storm than of last generation suppliers of product with less capacity, simply because Metal Storm was new, untried and under demonstrated in an immediate use sense.

In short, buyers wanted more than the capacity, they wanted to see the real thing. We came to know this because they were clear with us that the capacity and capability were highly attractive to them but they could not take their interaction further until we were able to show them the real thing.
2)	It is unlikely that a major defence company will buy the capacity until Metal Storm has a fat contract. Whatever form that might take. Major defence companies like to buy when the risk is covered by cash flow.
So our path now is about all speed to real demonstration capability at our own cost.
By the way, there has been value delivery to Metal Storm out of this learning beyond the learning itself. The US office now self funds most months with R&D contract work and we could grow this further if we had capital available outside the 3GL and Redback priorities. Just now, however, we are keeping it tight.
So for me my two goals, more certainty about what we must do and thus better value in the shares, at first sight looked straight forward but the huge complexity of delivery on the strategy is not yet concluded.
Primary amongst all the complexities that delivery entailed, we had to get adequate funding. We finalised that last year with most of the funds coming from Harmony Capital, and some from our shareholders. Our thanks to those shareholders who further invested at that time.
The capital was critical for the Company’s survival. Without the funds the selected products which will give the Company genuine success, 3GL and Redback, but 3GL particularly, could not be built. In fact, without Harmony’s support, Metal Storm would have joined those companies which despite their great promise have gone to the wall.
Harmony set its capital commitment amongst other things, around our commitment to deliver. I have seen the arrangement commented upon negatively. Those who commented in that manner did not understand the full circumstances of the Company at the time but more particularly, it did not allow for the careful construction of the funding arrangements. I believe the agreement and the conditions surrounding the notes are fair and balanced for both parties.

I also have the benefit of working with Harmony and, bluntly, the best outcome for Harmony and the other noteholders is the best outcome for all shareholders. The relationship is properly contractual but it is symbiotic. What is good to Metal Storm is good for all shareholders and noteholders.
The Company for the past twelve months has been building the 3GL system, developing ammunition, slimming it down, designing in compatibility with everything with which it will need to interface. What we are working on has significant potential orders of itself but it also will open the pathway to the development and sale of many more applications.
There will be technical hurdles as there has been in the past but we know our engineering capacity is at an all time high. Our executive has strong capacity to solve problems and deliver. Soon a potential customer will be able to fire a 3GL system consistently and accurately and in a simulated operating environment. Dr Lee Finniear will talk more on the timing of that in just a moment.
We are currently putting considerable energy into obtaining orders for the 3GL without a demonstration model. That is a very difficult task but it is properly justified by this: we are establishing a base of potential purchasers who will buy if we can meet their criteria. The only one of those criteria we know we cannot meet is time. Everyone wants it now.
So here is my summary of where we are today:
1.	With a high degree of certainty Metal Storm expects to obtain orders for its 3GL system once we can demonstrate a near to commercial weapon. We expect to be able to demonstrate the prototype by the end of June and consequently expect to begin delivering 3GL systems in the last quarter of 2009.

2.	Redback and related products will ready for military field trials by the end of 2007.

3.	The Company is currently undervalued in my view based on the steady steps it is making towards the first of its many weapons applications.

4.	Contract work in the US will continue to provide ongoing opportunities and of course, steady income.
And now to things more mundane, but still important: my thanks to my colleagues on the Board. Demands on them are constant and under rewarded. But the constant, steady steps to build the future keeps them coming back.
Amongst many good things which occurred in the last six months but as a highlight item, was the Company’s appointment of Dr Lee Finniear to the CEO’s role. I know that Lee was delighted by the quality of our people and what they were achieving but shocked at what I left him to do as I rushed from the executive chairman’s role. Lee’s background is engineering, his skill set is right for this task. His discipline and attention to detail has already increased productivity, altered perspective and made a direct contribution to performance and, more importantly perhaps, enhanced our understanding of what alternatives are available to us as we stay determinedly on target.
My thanks to you, the shareholders, who support the Company by your presence today and through your continued interest. I now invite Dr Lee Finniear to deliver his CEO’s report.

METAL STORM LIMITED ACN 064 270 006 Update RE: Potential US Navy Contract

Brisbane, AUSTRALIA – 12 June 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
On 17 November 2006, Metal Storm Limited (the Company) advised the market of a potential contract with the US Navy Space & Warfare Center for the production of one (1) anti-personnel unattended weapons pod system utilising Electronic Ballistic Technology (EBT) and one (1) operator unit. At that time the Company expected to be advised of the outcome of this potential contract by 30 December 2006. Since that time the Company has kept the market informed of the status of this potential contract.
The Company is pleased to advise that in keeping with the normal contracting processes of the US Navy, it has now received a formal Request for Proposal for this contract. The Company will provide its formal response to the US Navy’s Request by the due date 13 June 2007.
Metal Storm will advise the market as soon as the contract for the production of 1 unattended and 1 operator EBT pod system is finalised.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
USA
Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006 Convertible Note Interest Payment
Brisbane, AUSTRALIA – 14 June 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm Limited advises that the payment of interest on Convertible Notes for the period 1 April 2007 to 30 June 2007 will occur as follows:

Event		Date
1.	Record date to identify the Note Holders entitled to receive interest payments on the Convertible Notes	22 June 2007

2.	Interest payment date	2 July 2007
Interest is payable at 10% per annum.
The interest payment for this period is 0.33658 cents for each Convertible Note.
The Convertible Notes will trade on an ex-interest basis from the commencement of trading on 18 June 2007.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 (0) 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,775,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares
+ See chapter 19 for defined terms.

14.06.07	Appendix 3B	Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$0.12, which is 90% of the Volume Weighted Average Price (VWAP) of ordinary shares during the 30 days preceding the Conversion Date, rounded to the nearest whole cent (calculated in accordance with the terms of the convertible notes)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued on the conversion of 7,800,000 convertible notes, in accordance with the terms of the convertible notes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	596,490,726 154,448,676 176,759,886	Ordinary Shares Convertible Notes Options
+ See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	17,988,438	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A
+ See chapter 19 for defined terms.

14.06.07	Appendix 3B	Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A
+ See chapter 19 for defined terms.

14.06.07	Appendix 3B	Page 4

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities
+ See chapter 19 for defined terms.

14.06.07	Appendix 3B	Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)
		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
+ See chapter 19 for defined terms.

14.06.07	Appendix 3B	Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 14 June 2007.
(Company secretary)

Print name:	Peter Wetzig
+ See chapter 19 for defined terms.

14.06.07	Appendix 3B	Page 7

METAL STORM LIMITED ACN 064 270 006

Milestone Test Firings of RedbackTM Successful
Brisbane, AUSTRALIA – 15 June 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm Limited announced today successful milestone test firings of RedbackTM, a remotely operated weapons system developed jointly by Metal Storm, Electro Optic Systems (EOS) and Singapore Technology Kinetics (STK).
At the Annual General Meeting on 25th May 2007, the Company advised that in June it was preparing to undertake a series of explosive test firings of its RedbackTM remotely operated weapons system, 3GL three shot grenade launcher, and the Metal Storm modified STK 40mm High Explosive and Airburst munitions at the STK range at Bukit Timah, Singapore.
The main purpose of these test firings is to take a significant step forward in the refinement of the Metal Storm systems through repeated live test firings on a range with extensive data gathering and analysis equipment. A secondary purpose is to provide an opportunity to prove the Company has met its performance covenants with the Convertible Note Holders in relation to its weapons and munitions.
The Company is pleased to report that the test firings are proceeding as planned. Working with international teams from EOS and STK, the Metal Storm engineering team has successfully completed the test firing schedule for the RedbackTM weapon and the Metal Storm modified STK High Explosive and Airburst munitions. This test firing was witnessed by an independent expert appointed by the Trustee for the Convertible Note holders.
The Singapore test firing program is set to continue. Five Metal Storm 3GL three shot grenade launchers have been flown to Singapore along with a second team of engineers. Test firing for these weapons will begin on Monday 18th June.
The Company looks forward to providing further updates to the market once the remaining test firings are completed.
Dr Lee J Finniear
CEO & MD
Metal Storm Limited
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
About Electro Optic Systems Limited
EOS is a public company, specialising in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defence markets.
The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq. The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.
About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management. Through its subsidiary, Advanced Material Engineering Pte Ltd, ST Kinetics also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components. It also provides consultancy, design and engineering services for homeland security solutions.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

20 June 2007
The Manager
Australian Stock Exchange Limited
Attention: Melissa Grundy
VIA EMAIL:      melissa.grundy@asx.com.au
Dear Sir/Madam,
Metal Storm Limited, Australian electronics ballistics company, ASX code MST requests a trading halt on its securities until opening on Friday, 22 June 2007 pending making a release to the market on recent test firing results and pending convertible notes covenants.
Regards
Peter Wetzig
Company Secretary
Metal Storm Limited
Phone : + 61 7 3123 4700
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

June 20, 2007
RE:       METAL STORM LIMITED — TICKER SYMBOL — MTSX
Metal Storm Limited has requested NASDAQ StockWatch for a trading halt for its securities until commencement of Trading Friday, June 22, 2007 pending the announcement to the market of a news release concerning recent test firing results and pending Australian issued convertible notes covenants.
Regards
Peter Wetzig
Company Secretary
Metal Storm Limited
Phone : + 61 7 3123 4700
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

METAL STORM LIMITED ACN 064 270 006
Metal Storm Passes 30 June Performance Milestones
Brisbane, AUSTRALIA – 21 June 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm is pleased to provide further information relating to meeting its covenants with the Convertible Note Holders and progress with the Singapore Test Firings:
A) Covenants
In past releases to the market, Metal Storm has made clear the criticality of its satisfying certain covenants within the Convertible Note Holders Trust Deed by 30 June 2007.
The company has also previously advised that the two crucial covenants are the requirement to provide fully functional ammunition systems and prototypes of specified systems and to maintain a minimum cash balance of $AUD19.5M up to 30 June 2007.
The company now advises as follows:
1.	The independent expert appointed by the Trustee has provided an initial summary report to the Trustee, verbatim:

“Metal Storm Testing – June 2007

On 18 June 2007 Metal Storm completed testing to demonstrate achievement of the Milestones required by the Trust Deed for which you are Trustee. Testing was undertaken at the Bukit Timah complex of Singapore Technologies Kinetics (STK) and included the following systems:
•	Ammunition systems – integrated with STK

•	The RedbackTM system – Integrated with Electro Optical Systems

•	The 3GL system
The testing program followed the plan provided with my first report to you and agreed as a fair test of the Trust Deed Milestones.
The Metal Storm systems, of ammunition, RedbackTM and 3GL, performed as required to meet the plan standards in objective firing tests. In addition, RedbackTM and 3GL were assessed as meeting the test standards in the areas subjective assessment.

In summary, the Metal Storm projects for ammunition, RedbackTM and 3GL are assessed as having achieved a “fully functional prototype” state of development and there are no apparent obstacles to them achieving full production standard.
My full report on the testing will follow as soon as possible.
Yours sincerely
Mike Hannan
Independent Expert”
2.	The company presently has a cash at bank position of $AUD20.8M.

The covenant requires at least $AUD19.5M to be held. The Board expects net cash out flow to 30 June to be no more than $AUD150,000. Accordingly the Board anticipates this covenant will be met.
As a consequence of the above the Board is confident that all current requirements of the covenants within the Trust Deed will be met and exceeded by 30 June 2007.
B) Test Firings
The performance covenants were measured as a part of a comprehensive test firing program currently being undertaken by Metal Storm at the facilities of Singapore Technologies Kinetics (STK) at Bukit Timah, Singapore.
The test firing program includes the testing of:
•	The RedbackTM remotely operated weapons system, a collaborative development between Metal Storm, Electro Optic Systems (EOS) and STK.

•	The 3GL three shot grenade launcher.

•	40mm High Explosive, Enhanced Blast and Low velocity Airburst ammunition comprising STK warheads with Metal Storm tails.
On 15th June the Company advised that, working with teams from its partners EOS and STK, it had successfully completed the test firing schedule for RedbackTM and the ammunition.
On 18th June the Company commenced test firing of the 3GL three shot grenade launcher and successfully completed all tests required to meet the performance milestones defined in the Trust Deed. The Independent Expert, Mr Mike Hannan, was present for these tests.
Mr. Hannan is a former Brigadier General in the Australian Defence Force (ADF). He commanded the UN Peace Keeping operations in the Middle East during the Gulf War and has on-the-ground experience in Iraq, Afghanistan, East Timor and the Solomon Islands. He was Chief Instructor of the Weapons Wing of the Army Infantry Centre, Commanding Officer of the Army Battle School, and was responsible for the introduction of the Milan missile system to the ADF. On entering civilian life Mr. Hannan became CEO of a manufacturer of ceramic and soft armour for military contracts. In this role he gained extensive experience in the technical measurement of ballistic performance. This included the management of NATA approved ballistic testing facilities for both certification and research and development.

Of the successes so far in Singapore, Dr Lee Finniear, CEO, states that “this step is not only the achievement of a Milestone for the Trust Deed, but represents a truly monumental Milestone for the Company. Metal Storm has proven, without doubt and fully confirmed by an independent expert, that its low velocity 40mm weapons systems are real and perform well, including the initial integration of munitions, barrels, software, fire control and targeting systems. Further, the comment by the independent expert that ‘there are no apparent obstacles to them achieving full production standard’ provides further evidence that we are on the right track toward the commercial delivery of Metal Storm weapons and munitions”.
On the results of Metal Storm’s recent test firing Mr Suresh Withana, Managing Director of Harmony Capital Partners, stated “Harmony is very pleased with the positive results of the test firings in Singapore. We look forward to working with Metal Storm to position the Company for the commercialisation of its products”.
The Metal Storm engineering team, lead by Dr Joe Cronin, is continuing its test firing program in Singapore to meet a variety of other objectives, including gathering detailed ballistic data & high speed video, assessing terminal effects and stress testing integrated systems for reliability analysis and further refinement.
The Company looks forward to providing further information on the test firings to the market as data and imagery is gathered and approved for release.
Completion of this milestone confirms the Company is now able to progress its plan of development into the future. That plan was the subject of the reports of the Chairman and of the CEO and MD at the Company’s recent AGM. Those reports were announced to the market on 25th May 2007 and can be viewed on Metal Storm’s website.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3237 5930
USA
Mr Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218
Harmony Capital Contact (Singapore):
Mr Suresh Withana — Executive Director, Harmony Capital Limited — Ph: +65 6720 2828
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
About Electro Optic Systems Limited
EOS is a public company, specialising in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defence markets.

The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq. The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.
About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management. Through its subsidiary, Advanced Material Engineering Pte Ltd, ST Kinetics also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components. It also provides consultancy, design and engineering services for homeland security solutions.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+ Class of + securities issued or to be issued	Ordinary Shares

2	Number of + securities issued or to be issued (if known) or maximum number which may be issued	3,188

3	Principal terms of the + securities (eg, if options, exercise price and expiry date; if partly paid + securities, the amount outstanding and due dates for payment; if + convertible securities, the conversion price and dates for conversion)	3,188 ordinary shares to be issued on the exercise of options
+ See chapter 19 for defined terms.
24/10/2005Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?	yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 3,188 options at an issue price of $0.15 per share pursuant to the terms of the option

7	Dates of entering + securities into uncertificated holdings or despatch of certificates	26 June 2007

		Number	+Class
8	Number and + class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	596,493,914 154,448,676 176,756,698	Ordinary Shares Convertible Notes Options

+ See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

Appendix 3B
New issue announcement

		Number	+Class
9	Number and + class of all + securities not quoted on ASX (including the securities in clause 2 if applicable)	17,988,438	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the + securities will be offered	N/A

14	+ Class of + securities to which the offer relates	N/A

15	+ Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has + security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of + security holders	N/A

25	If the issue is contingent on + security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do + security holders sell their entitlements in full through a broker?	N/A

31	How do + security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B
New issue announcement

32	How do + security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+ Despatch date	N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the + securities are + equity securities, the names of the 20 largest holders of the additional + securities, and the number and percentage of additional + securities held by those holders

36	☐	If the + securities are + equity securities, a distribution schedule of the additional + securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional + securities

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which + quotation is sought

39	Class of + securities for which quotation is sought

40	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and + class of all + securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B
New issue announcement
Quotation agreement
1	+ Quotation of our additional + securities is in ASX’s absolute discretion. ASX may quote the + securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the + securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those + securities should not be granted + quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any + securities to be quoted and that no-one has any right to return any + securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the + securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the + securities to be quoted under section 1019B of the Corporations Act at the time that we request that the + securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before + quotation of the + securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 27 June 2007.
(Company secretary)

Print name:	Peter Wetzig
+ See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 7

METAL STORM LIMITED ACN 064 270 006
Metal Storm Confirms all 30 June Milestones have been Achieved
Brisbane, AUSTRALIA – 2 July 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
On 28th July, 2006 Metal Storm announced a fully underwritten Renounceable Rights Issue. In the Issue Prospectus the Company explained its product development programs, and, importantly, set clear and specific goals to have completed fully functional prototypes of its RedbackTM and 3GL weapons and associated 40mm ammunition by no later than 30th June 2007. The Company also set the goal to have $AUD19.5M in cash on 30th June 2007. These goals took the form of binding covenants between the Company and holders of the convertible notes offered in the Renounceable Rights Issue.
On June 21st 2007, Metal Storm advised the market that it had achieved the goals relating to fully functional ammunition systems and weapons prototypes.
The Company is pleased to advise that Mr. Mike Hannan, the independent expert appointed by the Trustee to assess compliance, has now delivered his full report to the Trustee in which he confirms the success of Metal Storm meeting the covenant.
In regard to the cash covenant, the Company is also pleased to confirm that on 30th June 2007 the Company held a cash balance of $AUD20.7M. This is significantly higher than the $AUD19.5M required, and is a strong reflection on the focus and diligence with which the Company has been managing its expenditure.
“These achievements show that Metal Storm has the ability to set challenging, measurable goals and achieve them on time and within budget” said Lee Finniear, CEO, “we will continue this disciplined approach as we take our weapons systems to full commercialisation”
The Metal Storm test firing program in Singapore is now successfully complete. The engineering team has commenced the analysis of the extensive ballistic data, high speed and conventional high definition video captured during the tests. The Company looks forward to releasing video and further information on the test firing results as soon as data and imagery is collated and approved.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) Ordinary Shares (2) & (3) unquoted options

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B Page 1

Appendix 3B
New issue announcement

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(1) (2) (3)	136,913 ordinary shares issued on the conversion of convertible notes
50,000 unquoted options pursuant to an employment agreement:
Exercise price: A$0.40 each
Expiry: 25,000, 31 Mar 2012, 25,000, 30 June 2012
337,500 unquoted options pursuant to an advisory agreement:
Exercise price: A$0.40 each
Expiry: 168,750, 31 Mar 2012, 168,750, 30 June 2012

+ See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	yes

If the additional securities do not rank equally, please state:
· the date from which they do
· the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
· the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	(1)	$0.12, which is 90% of the Volume Weighted Average Price (VWAP) of ordinary shares during the 30 days preceding the Conversion Date, rounded to the nearest whole cent (calculated in accordance with the terms of the convertible notes)
(2)&(3) nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(1)	Ordinary shares issued on the conversion of 121,700 convertible notes, in accordance with the terms of the convertible notes
		(2)	Unquoted options pursuant to an employment agreement
		(3)	Unquoted options pursuant to an advisory agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(1)	2 July 2007
(2) & (3) 30 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	596,630,827 154,326,976 176,756,698	Ordinary Shares Convertible Notes Options

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Number 18,375,938	+Class Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

+See chapter 19 for defined terms.

Appendix 3B Page 4	24/10/2005

Appendix 3B
New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 3 July 2007.

~~(Director~~/Company secretary)

Print name:	Peter Wetzig
== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: July 11, 2007	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary